SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ending December 31, 2003

Microcell Telecommunications Inc
800 de La Gauchetière Street West, Suite 4000
Montréal, Quebec
Canada
H5A 1K3

Registration No. 0-29502

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

This amendment to the registrant’s within-described Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”), Quarterly Report, which was filed with the Securities and Exchange Commission in a report on Form 6-K dated February 27, 2004, relates to additional information concerning the registrant’s Selected Annual Information and the presentation of the fourth quarter information.

The changes relate to the following:

1.	The table captioned “Selected Annual Information” has been expanded to reflect the financial information related to the 2003 pre-reorganization period (the four months ended April 30, 2003) and the 2003 post-reorganization period (the eight months ended December 31, 2003); and

2.	The discussion of the 2003 fourth quarter, which was previously presented with the discussion of the entire year, has been moved to a specific section captioned “three-month period ended December 31, 2003 compared with three-month period ended December 31, 2002”.

3.	The MD&A is now dated March 18, 2004 and consequently, the information included in it has been updated up to March 18, 2004, where relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
March 18, 2004

Forward-looking statements

     This management’s discussion and analysis, contains “forward-looking” statements, within the meaning of the securities laws, which are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, “consider”, or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

     Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. You should evaluate any statements in light of these important factors.

Basis of presentation and financial reorganization

     The following is a discussion of the consolidated financial condition of Microcell Telecommunications Inc. (“Microcell”) and its subsidiaries as at December 31, 2003 and results of operations for years ended December 31, 2003, 2002 and 2001. You should read it in conjunction with our Consolidated Financial Statements as of and for the twelve-month period ended December 31, 2003. Such Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”) and have been reconciled with U.S. GAAP in note 18 to the audited Consolidated Financial Statements as at December 31, 2003. All amounts are in Canadian dollars except otherwise indicated.

     On May 1, 2003, the predecessor company of Microcell (“Old Microcell”), and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies’ Creditors Arrangement Act (“CCAA”) and Canada Business Corporations Act (“CBCA”). The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement (the “Plan”), a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 (the “Circular”) filed on SEDAR on February 19, 2003 and on EDGAR with the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell became a holding company for Old Microcell and for its previous subsidiaries which amalgamated together to form Microcell Solutions Inc. (“Solutions”) and Inukshuk Internet Inc. (“Inukshuk”). Our Board of directors was replaced by a new Board of directors and our long-term debt obligations decreased by approximately $1.6 billion. On December 31, 2003, Old Microcell was liquidated into Microcell.

     Under the terms of the Plan, we issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares (the “Class A Shares”), new Class B Non-Voting Shares (the “Class B Shares”) and warrants. Two series of warrants (collectively the “Warrants”) were issued pursuant to the Plan: (i) 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $19.91 per share (the “Warrants 2005”); and (ii) 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $20.69 per share (the “Warrants 2008”). For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

     Effective May 1, 2003, we have accounted for our financial reorganization by using the principles of fresh start accounting. In accordance with fresh start accounting rules, all our assets and liabilities were revalued at estimated fair values and our deficit was eliminated. We determined that our enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value.

     Comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers should remember that prior period results of operations do not reflect the effects of the Plan and the application of fresh start accounting. The December 31, 2003 financial results comprise eight months post-reorganization and four months pre-reorganization.

     We may continue to experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

     As at December 31, 2003, we conducted our wireless communications business through two wholly-owned subsidiaries, which were: Solutions and Inukshuk. Up to May 1, 2003, we conducted our wireless communications business through five wholly-owned subsidiaries, which were: Microcell Capital II Inc., Microcell Connexions Inc., Microcell Labs Inc., Microcell Solutions Inc., and Inukshuk Internet Inc.

     Up to December 31, 2002, we carried out our operations through three strategic business segments: PCS, wireless Internet and investments. As a result of the restructuring process, the Company realigned its cash flows to concentrate on the PCS activities. Consequently, the Company has determined that it operates in one segment since January 1, 2003, as the wireless Internet and investments operations were no longer significant.

Critical accounting policies and estimates

     The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The critical accounting policies and estimates used in the preparation of our financial statements include the following:

   Revenue recognition

     Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. City Fido’s activation fees are deferred and recognized as revenue over the estimated life of a subscriber. Sales of products such as handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to retailers, the revenue for airtime is measured at the amount paid by the subscriber and is recorded when services are provided to the subscriber. Commissions paid on prepaid airtime vouchers to third-party retailers are classified within cost of products and cost of services.

   Allowance for doubtful accounts

     We maintain allowances for doubtful accounts for estimated losses resulting from our inability to collect balances due from our customers. We base our estimates on the aging of our accounts receivable balances and historical write-off experience, net of recoveries. If collections are lower or more customers elect to terminate their service than expected, actual write-offs may be different than that expected.

   Property, plant and equipment

     Our property, plant and equipment is recorded at cost (except for the opening balance as at May 1, 2003, which was determined under the rules of fresh start accounting). The Personal Communications Services (“PCS”) network includes direct costs such as equipment, materials, labor, engineering, site development, interest incurred during the network buildout, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service.

   Intangible assets

     Our intangible assets consist of our PCS license (the “PCS License”) issued by the Minister of Industry (“Industry Canada”), our Fido brand name and our customer list. The customer list is amortized over 30 months. The PCS License and the Fido brand name were determined to have an indefinite useful life and are not being amortized. We have determined that our Fido brand name has an indefinite life because there are no legal, regulatory, contractual or other factors that limit the useful life of the brand name, we consider the brand name to be effective in the marketplace and we anticipate generating sales and cash flows under this brand name for an indefinite period of time.

     Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. Revocation is rare and licenses have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. We intend to renew the PCS license indefinitely, and expect to be able to do so. The technology used in wireless telecommunications is not expected to be replaced by another technology in the foreseeable future. In December of 2003, Industry Canada issued its Spectrum Licensing Policy for Cellular and Incumbent Personal Communications Services, in which it announced the results of its review of the PCS terms, fees and conditions, as well as its intention to renew our PCS License up to March 31, 2011. Industry Canada also announced its intention to renew the PCS License every 10 years instead of every 5 years. Therefore, we anticipate generating sales and cash flows under our PCS License for an indefinite period of time and as a result, has classified the PCS License under this basis.

   Impairment of long-lived assets

     When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and intangible assets subject to amortization, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in our statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

     Intangible assets that are not subject to amortization are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

     Impairment charge, if any, is presented within depreciation and amortization expense of the related long-lived assets in the statement of income (loss)

   Derivative instruments

     Derivative financial instruments are accounted for at fair value with changes in fair value affecting income unless designated as effective hedges in which case the gains (losses) on these instruments are recognized in the income statement when the hedged item affects earnings. As at December 31, 2003, we have not designated our financial instruments as hedges.

Accounting developments

     The Canadian Institute of Chartered Accountants (“CICA”) recently amended Section 3870, Stock-based compensation and other stock-based payments, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, we chose to apply this new standard retroactively, without restatement, beginning January 1, 2004, for all options granted under the new stock option plan since May 1, 2003. Consequently, our opening deficit as at January 1, 2004 will be adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

     The CICA also modified Section 3860, Financial instruments – disclosure and presentation. This section has been amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer’s equity shares when the instrument that embodies the obligations does not establish an ownership relationship. The new standard is effective for fiscal years beginning on or after November 1, 2004. Initial application should be recognized on a retroactive basis and disclosed as an accounting policy change. As a result, the Company assesses that its Preferred Shares having an accretion value of $296.9 million and $284.5 million as at December 31, 2003 and May 1, 2003 respectively, which are classified as equity instruments under current rules, would have to be reclassified as liabilities. The accreted of their redemption price of $17.1 million during the eight month period ended December 31, 2003 presented as an adjustment to the retained earnings (deficit) would have to be presented as an interest expenses in the determination of the net income (loss). There would be no impact on the net loss attributable to Class A and B Shares and on the earnings per share.

Company overview

     We are a provider of wireless telecommunications services in Canada. We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a Global System for Mobile communications (“GSM”) network across Canada and market our PCS and General Packet Radio Service (“GPRS”) under the Fido brand name. Moreover, we are the only wireless Competitive Local Exchange Carrier (“CLEC”) in Canada, which provides us with the ability to transfer telephone numbers from the incumbent local service providers to our wireless PCS service. PCS consists of wireless telecommunications services that use advanced and secure digital technology. We provide retail PCS to end-users under the PCS License, which was renewed for a second five-year term commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including us, will be extended to March 31, 2011. The terms and conditions for the renewal of the PCS License are briefly described in note 15 of our audited Consolidated Financial Statements for the year ended December 31, 2003. In addition to offering access to our PCS network to third-party telecommunications providers on a wholesale basis, we provide data and other wireless Internet services to our end-users based on the GPRS technology. Our wholly-owned subsidiary, Inukshuk, was awarded MCS licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range (the “MCS Licenses”). In November 2003, Inukshuk entered into a new venture with two partners to build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. As at December 31, 2003, the activities of this venture were at their early stage only and were not significant.

     As at December 31, 2003, we offered PCS in most Census Metropolitan Areas (“CMA”) in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which effectively increase our service area to 94% of the total Canadian population. In addition, we have initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 States. We also have operational roaming agreements with 281 international GSM operators in 148 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

2004 Corporate developments

     We announced on February 27, 2004 that we will distribute to the holders of our Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Non-Voting Shares for net proceeds to Microcell of approximately $97 million. Each five rights will entitle the holder thereof to purchase one Class B Non-Voting Share at a subscription price of $22 per share.

     In connection with the rights offering, we have entered into a Standby Purchase Agreement dated as of February 26, 2004 with COM Canada, LLC (the Standby Purchaser) pursuant to which it has agreed to purchase, at the rights subscription price, all Class B Non-Voting Shares not otherwise purchased pursuant to the rights offering (“Standby Shares”). In addition, to the extent the Standby Purchaser purchases less than $50 million of Standby Shares, the Standby Purchaser will purchase, at the subscription price, additional Class B Non-Voting Shares having an aggregate subscription price equal to the deficiency (“Basic Shares”). On the same date, we will also issue to the Standby Purchaser warrants, each of which may be exercised in accordance with its terms and at an exercise price of $22 for one (1) Class B Non-Voting Share, subject to adjustments, in the event of certain future dilutive events. A number of warrants equal to the number of Basic Shares will be issued to the Standby Purchaser in connection with the Standby Purchaser’s commitment to acquire the Basic Shares. Additionally, a number of warrants equal to the greater of (A) the sum of (i) the number of Standby Shares, and (ii) 1,704,545 Class B Non-Voting Shares, or (B) the number of Standby Shares multiplied by 1.75, will be issued to the Standby Purchaser in connection with the Standby Purchaser’s commitment to acquire the Standby Shares. In total, a maximum of 7,909,363 warrants may be issued pursuant to the Standby Purchase Agreement.

     In addition, we announced on March 17, 2004 the successful closing of a new senior secured bank financing in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, from a syndicate of lenders led by J.P. Morgan Securities Inc. and Credit Suisse First Boston. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of approximately $334 million. The new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

     The new facilities consist of an undrawn six-year C$50 million first lien revolving credit facility, a seven-year C$200 million first lien term loan, and a seven-and-a-half-year C$200 million second lien term loan. Both term loans are denominated in U.S. dollars, while the revolving credit facility is denominated in Canadian dollars. We have the right to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

2003 Corporate developments

•	During the first half of the year, we self-imposed a growth slowdown in order to preserve cash as we focused on completing our financial reorganization. On May 1, 2003, we successfully emerged from this process;

•	We launched Canada’s first home and mobile service in the Greater Vancouver area under the name City FidoTM. This service, which is positioned as an alternative to traditional wireline telephone service, includes unlimited local calling throughout the entire lower mainland of British Columbia, which covers a larger local calling area than that of the incumbent telephone company. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing. Microcell is the first and currently the only wireless company in Canada to offer local number portability;

•	During the year, we introduced 11 new handsets, bringing the total number of wireless devices offered to 16 as at the end of 2003;

•	We launched mobile Internet services for prepaid customers;

•	We introduced a new airtime package that offers unlimited local calls, text messages and chatting between Fido customers;

•	We launched international GPRS roaming with seven GSM operators covering four countries, including the United States, for Fido customers who want to access fast mobile Internet services while traveling abroad. Subsequent to the end of the year, this number has grown to 46 carriers in 31 countries;

•	With AOL Canada Inc., we commercially introduced AOL Instant MessengerTM (AIMTM) and ICQ® (I Seek You) services on the Fido wireless network, allowing Fido customers to chat with friends and contacts around the world using AIM and ICQ services on their wireless handset or Personal Digital Assistant;

•	Pursuant to an agreement between Microcell and Sprint Canada Inc. (“Sprint”), Sprint offers a residential wireline-long distance-wireless bundled service that combines Sprint Canada’s home phone service with Microcell’s Fido brand wireless service;

•	We launched a brand new on-line store for our customers. This new element in our integrated distribution strategy ensures optimal diversification of our channels and better access to our products;

•	Inukshuk announced the creation of a new venture with Allstream Inc. and NR Communications, LLC. The new company plans to build an MCS network to offer high-speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which will operate as an independent entity. Inukshuk will contribute the use of 60 MHz of its MCS Licenses. The first commercial service launch is planned for early 2004. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions;

•	We implemented a handset replacement and upgrade program through a telemarketing and direct mail campaign targeted at our high-value subscribers.

Non-GAAP measures

     The following are not measures or indicators that are governed or defined by Canadian GAAP. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the company’s performance as well as our success in acquiring, retaining and servicing customers. In addition, we are committed to respect certain covenants under our credit agreements, which include certain of these measures. For instance, we are committed to maintain, on a quarterly basis, a certain level of OIBDA at each reporting date. As of December 31, 2003, this amount was $60 million. Our credit agreement refers to EBITDA which is essentially similar to OIBDA. The non-GAAP measure OIBDA is defined below.

     All of these terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measures of performance under Canadian GAAP:

•	Cancellation of service (“churn”), is expressed on a percentage basis for a given period and is calculated as the number of deactivated subscribers divided by the average number of subscribers during such period;

•	Postpaid average revenue per user (“ARPU”) for a given period is calculated as the postpaid service revenues plus the roaming-in revenues, both included in the services revenues line of the financial statements for the period, plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period;

•	Prepaid ARPU for a given period is calculated as the prepaid service revenues included in the service revenues line of the financial statements for the period plus the effect of promotions and plus or minus any retroactive adjustments accounted for the period, divided by the average number of prepaid subscribers during such period;

•	Blended ARPU for a given period is calculated as the postpaid revenues plus the prepaid revenues plus the roaming-in revenues included in the service revenues line of the financial statements for the period, plus the effect of promotions and the deferred revenue adjustment, and plus or minus any retroactive adjustments accounted for in the current period, divided by the average number of postpaid and prepaid subscribers during such period;

•	The cost of acquisition (“COA”) of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements (excluding non-retail sales and retention sales) minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, and plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after sales service expenses;

•	Operating income before depreciation and amortization (“OIBDA”), is defined as operating income (loss) as presented in our consolidated statement of net income (loss), excluding the depreciation and the amortization;

•	OIBDA margin is defined as OIBDA divided by total revenues.

SELECTED ANNUAL INFORMATION
(In thousands of Canadian dollars, unless otherwise indicated)

	Post-reorganization	Pre-reorganization		Pre-reorganization

	Eight	Four
	Months	months	Twelve months	Twelve months		Twelve months
	ended	ended	ended	ended		ended
	December 31	April 30	December 31	December 31		December 31
	2003	2003	2003	2002		2001
	$	$	$	$		$

Revenues	393,093	177,694	570,787	591,062		541,490
Operating income (loss)	1,250	(20,832)	(19,582)	(382,297)		(193,019)
OIBDA(1)	48,021	38,556	86,577	83,518		(15,029)
Income (loss) before income taxes	5,546	47,313	52,859	(642,396)		(500,207)
Net income (loss)	4,959	45,517	50,476	(570,501)		(498,485)
Net income (loss) applicable to Class A and Class B Shares	(12,146)	n/a	n/a	n/a		n/a
Basic and diluted earnings (loss) per share (in dollars)	$(3.22)	$0.19	n/a	$(2.37)		$(4.56)
Capital expenditures	67,318	5,500	72,818	124,683		277,395
Total assets (end of period)	808,706	902,614	808,706	912,854		1,395,259
Long-term debt (end of period)	315,164	1,913,615	315,164	2,032,678		1,887,048
Cash dividends declared	nil	nil	nil	nil		nil

Other data:
ARPU (in dollars)
Postpaid	$61.86	$58.16	$60.63	$59.12		$60.56
Prepaid	$19.61	$18.78	$19.32 (3)	$18.64	(3)	$21.02
Blended(1)	$39.04 (3)	$36.88 (3)	$38.32 (3)	$39.73	(3)	$41.14
COA (in dollars)(2)	$244	$291	$255	$287		$325
Churn rate	3.1%	3.3%	3.2%	3.4	%(5)	2.6%

Net retail subscriber additions
Postpaid	84,304	(37,186)	47,118	(92,636)		169,880
Prepaid	49,575	(16,068)	33,507	137,947		116,803
Total	133,879	(53,254)	80,625	45,311		286,683

Total retail subscribers, end
of period
Postpaid	592,180	507,876	592,180	545,062		637,698
Prepaid	652,966	603,391	652,966	619,459		571,512

Total	1,245,146	1,111,267	1,245,146	1,164,521		1,209,210

(1)	Reconciliation of OIBDA and blended ARPU

	Eight	Four	Twelve	Twelve	Twelve
	Months	months	months	months	months
	ended	ended	ended	ended	ended
	December 31	April 30	December 31	December 31	December 31
	2003	2003	2003	2002	2001
	$	$	$	$	$

Operating income (loss)	1,250	(20,832)	(19,582)	(382,297)	(193,019)
Depreciation and amortization	46,771	59,388	106,159	465,815	177,990

OIBDA	48,021	38,556	86,577	83,518	(15,029)

Service revenues for the period	357,483	170,196	527,679	566,706	509,082
Average number of subscribers
(in thousands)(4)	9,076	4,546	13,622	14,277	12,391
Average monthly service
revenue per user (in dollars)	$39.39	$37.43	$38.74	$39.69	$41.08
Net impact of promotions,
non-retail revenues and
other	$(0.35)	$(0.55)	$(0.42)	$0.04	$0.06

Blended ARPU	$39.04	$36.88	$38.32	$39.73	$41.14

(2)	Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

(3)	Calculation excludes 50,000 inactive prepaid service customers.

(4)	The average number of subscribers for the period is equal to the sum of the average postpaid subscribers for each month covered by the period.

(5)	Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002 following the termination of a customer retention program.

Results of operations

     Year ended December 31, 2003 compared with year ended December 31, 2002. As a result of “fresh start” accounting, certain financial and operating results have also been presented on a pre- and post-reorganization basis, where appropriate.

     Our operating and financial results for the periods described herein are not necessarily indicative of our future operating results given the context in which we operated during the first four months of 2003. With respect to the presentation of our 2003 results, the eight-month period ended December 31, 2003 represents our post-reorganization results, while the four-month period ended April 30, 2003 represents our pre-reorganization results.

     In 2003, gross activations were 529,466, compared with 548,079 in 2002. The decrease in yearly gross activations can be attributed primarily to our self-imposed growth slowdown throughout most of the first half of 2003. During this time we limited our advertising, as well as the introduction of new sales initiatives, handsets and services in order to preserve cash both as a contingency to any delay in the completion of our financial restructuring process and to prepare for the re-launch of our post-restructuring marketing program. Although the restructuring process effectively ended on May 1, 2003, subscriber growth resumed gradually because of the time required for our new promotional campaigns, sales channel re-stimulation, and other marketing tactics to take effect. The result of these efforts began to materialize in the third quarter of 2003. Consequently, we activated over 68% of our total new gross retail customers for the year in the second half of 2003. Postpaid subscriber additions represented 250,531, or 47%, of our total gross activations for 2003, up slightly from 248,209, or 45%, in 2002, while prepaid accounted for the residual 278,935, or 53%, gross customer additions, compared with 299,870, or 55% of the total, for the previous year. This postpaid-to-prepaid split of new gross activations for 2003 exceeded our objective of approximately 45% postpaid and 55% prepaid.

     Our blended monthly churn rate improved to 3.2% for 2003 from 3.4% in the previous year, and was the result of lower postpaid churn. Postpaid churn was 2.3% in 2003 compared with 3.0% in 2002. The significant improvement to our postpaid churn rate was brought about by a reduction in the number of Company-initiated deactivations for non-payment. The relatively lower number of Company-initiated deactivations for non-payment in 2003 resulted mainly from the termination of certain programs and policies, in particular, a special plan that had been devised to provide customers with low credit ratings access to a postpaid plan. In addition, the improvement to postpaid churn resulted from the positive effects of certain customer lifecycle initiatives. Among these lifecycle management initiatives is a “Welcome Program” for all our new customers to help familiarize them with all aspects of our wireless service (such as billing and handset functionality), and a handset upgrade and replacement program for our high-value postpaid customers. Although our prepaid churn rate remained unchanged at 3.8% for 2003, this rate was notably higher in the first half of the year at 4.2%, compared with 3.5% for the last two quarters of 2003. The higher prepaid churn in the first six months of 2003 was due mainly to seasonal factors arising from customers who received phones as gifts during the holiday season, but who subsequently abandoned their service voluntarily or failed to purchase additional airtime, which resulted in their accounts being deactivated. Prepaid churn for the first two quarters was also higher due to increased deactivation among occasional, security-type users, brought about by certain changes to our pricing late in the third quarter of 2002 that shortened the expiry period and increased the price per minute on certain airtime vouchers, and to a higher level of prepaid account inactivity. We pursued several programs during the second half of 2003 to address account inactivity, which included an initiative to educate customers about the basic business rules of our prepaid service.

     For 2003, despite a decrease in the number of new gross activations, we acquired 80,625 new net retail customers (consisting of 47,118 postpaid and 33,507 prepaid subscribers), compared with 45,311 for 2002 (composed of the loss of 92,636 postpaid subscribers and the addition of 137,947 new prepaid customers), due primarily to a substantially lower postpaid churn rate. Accordingly, as at December 31, 2003, we provided wireless service to 1,245,146 retail PCS customers, 592,180 of which were postpaid and 652,966 prepaid, compared with a retail customer base of 1,164,521 at the end of 2002 consisting of 545,062 postpaid subscribers and 619,459 prepaid customers. In addition, as at December 31, 2003, we provided PCS network access to 33,042 wholesale subscribers, compared with 22,712 at the end of the third quarter of 2003 and 20,845 at the end of 2002. The increases were due mainly to Sprint Canada’s new combined home, long distance and Fido wireless bundled service offering introduced commercially on September 10, 2003.

Quarterly data (In millions of Canadian dollars, except for per-share data)

	Pre-reorganization			Post-reorganization

Year ended December 31, 2003	Q1		Q2		Q3	Q4
(unaudited)		April		May & June

	$	$		$	$	$

Revenues	133.5	44.2		95.5	146.2	151.4
Net income (loss) applicable to Class A and Class B
Shares	35.3	10.3		10.7	(5.1)	(17.8)
Basic earnings (loss) per share	0.15	0.04		2.92	(1.35)	(4.42)
Diluted earnings (loss) per share	0.15	0.04		0.66	(1.35)	(4.42)

	Pre-reorganization

Year ended December 31, 2002	Q1	Q2	Q3	Q4
(unaudited)	$	$	$	$

Revenues	140.1	145.7	154.5	150.8
Net loss	(95.3)	(199.2)	(152.3)	(123.7)
Basic and diluted loss per share	(0.40)	(0.83)	(0.63)	(0.51)

Revenues (In millions of Canadian dollars)

	Eight	Four	Twelve	Twelve
	months	months	months	months
	ended	ended	ended	ended
	December 31	April 30	December 31	December 31
	2003	2003	2003	2002
	$	$	$	$

Services	357.5	170.2	527.7	566.7
Equipment sales	35.6	7.5	43.1	24.4
Revenues	393.1	177.7	570.8	591.1

     Our revenues consist primarily of retail PCS subscriber service revenues, which are generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales.

     Service revenues for the year ended December 31, 2003 decreased to $527.7 million from $566.7 million for 2002. The decrease was composed of a $53.7 million decrease in postpaid revenues brought about by a lower average number of subscribers in our postpaid customer base (particularly during the first nine months of 2003), compared with the prior year, despite comparatively higher postpaid ARPU, and a $1.1 million reduction in roaming revenues, resulting primarily from reduced international travel. This was offset partially by a $15.5 million increase in prepaid revenues generated by both a higher average volume of prepaid customers and a higher prepaid ARPU, as well as by a $0.3 million year-over-year improvement in wholesale revenues.

     Despite a lower number of handsets sold due to fewer new gross activations, equipment sales almost doubled in 2003 to $43.1 million from $24.4 million in 2002. The increase was mainly the result of higher handset prices in the first three quarters of 2003 and a reduced volume of retention and satisfaction discounts.

     Postpaid ARPU improved 3% in 2003 to $60.63 from $59.12 in 2002. The increase was attributable primarily to higher roaming revenues per user, greater long distance usage per user, and increased value-added service and data-related revenues per user, offset slightly by a reduction in extra airtime revenue per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers was higher at 372 minutes for the year, compared with 361 minutes for 2002, due mainly to the proliferation of price plan packages offering bigger minute buckets particularly during off-peak periods. Our prepaid ARPU also increased in 2003 to $19.32 from $18.64 in 2002. The improvement was due primarily to higher expired airtime due to shorter validity periods on certain prepaid airtime cards, a larger number of text messages sent by our customers, and higher revenues per user from increased usage of value-added services, such as pay-per-use voice mail and caller ID. Airtime usage by our prepaid customers averaged 62 minutes per month in 2003, compared with 57 minutes per month in 2002. Although both postpaid and prepaid ARPU increased individually year-over-year, on a blended basis, our combined postpaid and prepaid ARPU for the year ended December 31, 2003 was $38.32, compared with $39.73 for 2002. The decrease was due to the proportionately higher number of prepaid customers in our retail customer base particularly during the first three quarters of 2003 relative to one year earlier.

     Our Fido postpaid and prepaid customers sent approximately 58.9 million text messages in 2003, representing an increase of 39% compared with the previous year. The higher number was due primarily to a number of initiatives launched in 2003, including inter-carrier short-code and text messaging capabilities, our partnership with AOL to provide our Fido customers with instant messaging services through AIM and ICQ, the bundling of PCS voice and text messaging services into a single monthly service package, and, on the GPRS side, our launch of mobile Internet for prepaid. Moreover, most of our newest wireless devices are data-capable with features such as enhanced text messaging and mobile chat, which we believe appeals largely to the youth and young adults— two key market segments for data.

Costs and operating expenses (in millions of Canadian dollars)

	Eight	Four	Twelve	Twelve
	months	months	months	Months
	ended	ended	ended	ended
	December 31	April 30	December 31	December 31
	2003	2003	2003	2002
	$	$	$	$

Cost of services	123.0	59.1	182.1	187.0
Cost of products	93.6	23.4	117.0	102.1
Selling and marketing	73.2	24.6	97.8	104.0
General and administrative	55.3	32.0	87.3	106.9
Restructuring charges	—	—	—	7.5
Depreciation and amortization	46.8	59.4	106.2	465.8

Costs and operating expenses	391.9	198.5	590.4	973.3

     During the first half of 2003, we closely tracked expenses in order to preserve liquidity and grow operating income, while we worked on completing our financial reorganization. Following the successful completion of this reorganization on May 1, 2003, cash management and profitability continued to be a priority for us, despite increased costs associated with the launch of our post-restructuring marketing program and a resumption of subscriber acquisition. Costs and operating expenses (excluding restructuring charges, depreciation and amortization) for the year ended December 31, 2003 decreased by 3% to $484.2 million from $500.0 million in 2002. The improvement was realized mainly from decreased general and administrative expenses (“G&A”), lower cost of services and reduced selling and marketing expenses, offset partially by an increase in the cost of products.

     Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. We decreased cost of services by 3% in 2003 to $182.1 million from $187.0 million in 2002. The $4.9 million improvement was composed of: $1.3 million in network operating cost savings that resulted primarily from reduced interconnection, long distance and maintenance costs; a $2.2 million decrease in customer care, training and billing expenses, due mainly to a reduced volume of calls at our call center and a lower subscriber base for most of the year; and a $1.4 million reduction in the contribution revenue charges paid to the Canadian Radio-Television and Telecommunications Commission (“CRTC”) because of lower service revenues and a lower contribution rate. During the fourth quarter of 2003, the CRTC finalized the 2003 contribution rate at 1.1% of eligible revenues, retroactive to January 1, 2003, which compared favorably to the rate of 1.3% for 2002.

     Our cost of products for 2003 was $117.0 million, up $14.9 million from $102.1 million for 2002. The cost of products for 2002 was affected positively by the reversal of a $13.8 million handset subsidy tax provision during the second quarter of 2002. Excluding this one-time event, the cost of products was only $1.1 million higher year-over-year. This increase was attributable primarily to higher per-unit handset costs due to a higher-cost mix of handsets sold, resulting in an incremental expense of $7.2 million; higher obsolescence and increased inventory devaluation of $0.7 million; and a slight $0.4 million increase in the cost of producing prepaid vouchers. These cost increases were offset partially by a reduced volume of handsets and accessories sold, due to a lower number of new gross activations, which resulted in direct savings of $7.2 million.

     Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Despite increased spending on new advertising campaigns and promotional incentives during the second half of 2003 in order to re-establish our market presence and improve our competitiveness, as well as higher costs associated with customer retention programs, our selling and marketing expenses for 2003 decreased 6% to $97.8 million from $104.0 million for 2002. The lower costs reflected a decrease in retail partner compensation as a result of fewer new gross customer activations, a reduction in promotional discounts and advertising expenses during the financial restructuring process, and lower salaries and benefits due to a reduced direct sales force.

     Our COA in 2003 decreased 11% to $255 per gross addition, compared with $287 per gross addition in 2002, despite both a lower number of new gross additions and a higher proportion of postpaid activations. The improvement can be explained mainly by reduced spending on advertising and promotions, higher handset prices and lower channel compensation during our financial restructuring process.

     G&A consist of employee compensation and benefits, client services, bad debt and various other expenses. G&A expenses were $87.3 million for 2003, compared with $106.9 million one year earlier. The improvement of $19.6 million was due primarily to lower bad debt expense stemming from the relatively higher credit worthiness of our customer base in 2003, and to reduced salaries and benefits as a result of a decrease in the average number of full-time equivalent employees during the year.

     Due to the realignment of our equity interest and capital structure under our recapitalization plan, we were required to perform as at May 1, 2003 a comprehensive revaluation of our balance sheet referred to as “fresh start accounting”, which included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $106.2 million for the year ended December 31, 2003 from $242.4 million for the same periods in 2002 (excluding an impairment charge of $223.4 million).

     Our operating loss for the four-month pre-reorganization period ended April 30, 2003 was $20.8 million. This, when combined with operating income of $1.2 million for the eight-month post-reorganization period ended December 31, 2003, resulted in a total operating loss of $19.6 million for 2003, compared with $382.3 million for 2002. The decrease in operating loss, year-over-year, was mainly due to a decrease in depreciation and amortization expense of $359.6 million due to the reduction in property, plant and equipment as a result of fresh start accounting ($136.2 million) and to an impairment charge ($223.4 million) recognized in 2002 in order to write down the value of our MCS Licenses to nil. An impairment test was required due to the uncertain likelihood, at that time, of finding potential business partners to secure financing for our MCS project to be carried out by Inukshuk. Subsequent to this event, in November 2003, we announced the creation of a new venture with Allstream Inc. and NR Communications, LLC to build an MCS network using wireless access technology. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions.

     OIBDA for the four-month pre-reorganization period ended April 30, 2003 was $38.6 million. This, when combined with OIBDA of $48.0 million for the eight-month post-reorganization period ended December 31, 2003, resulted in OIBDA of $86.6 million for 2003, compared with $83.5 million for 2002. The increase was brought about by a $23.3 million improvement in total operating costs and expenses before depreciation and amortization, offset partially by a $20.3 million decline in total revenues. While slower customer growth, and therefore lower selling and marketing expenses, can explain part of the reduction in costs, the decline was also related to improved operating cost efficiencies and restructuring charges of $7.5 million recorded in 2002 which related primarily to severance payments made to approximately 350 employees to adjust our workforce to the requirements of our 2002-2003 operating plan. As a result of strict financial discipline, particularly during the financial restructuring process, we maintained OIBDA as a percentage of total revenues stable at 15%, year-over-year.

Other (In millions of Canadian dollars)

	Eight	Four	Twelve	Twelve
	months	months	months	Months
	ended	ended	ended	ended
	December 31	April 30	December 31	December 31
	2003	2003	2003	2002
	$	$	$	$

Net interest expense and
financing charges	(12.2)	(68.7)	(80.9)	(221.4)
Foreign exchange gain	13.9	136.6	150.5	0.9
Gain on financial instruments	—	—	—	6.6
Write-down of deferred
financing costs and deferred
gain and loss on financial
instruments	—	—	—	(16.9)
Gain (loss) in value of
investments, marketable
securities and other assets	2.6	0.3	2.9	(16.1)
Share of net loss in investees	—	—	—	(13.2)
Income tax benefit (provision)	(0.6)	(1.8)	(2.4)	71.9
Net income (loss)	5.0	45.5	50.5	(570.5)
Net loss applicable to Class
A and Class B Shares	(12.1)	n/a	n/a	n/a

     For 2003, interest expense and financing charges (net of interest income) were $80.9 million, compared with $221.4 million for 2002. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending financial reorganization. Interest expense for the first four months of 2003 consisted primarily of accreted and accrued interest on approximately $2.0 billion of secured and unsecured debt, while interest expense for the last eight months of 2003 consisted of interest charges on the Company’s post-recapitalization $350 million face amount of bank debt. Cash interest of $12.7 million and debt principal repayments of $7.3 million were paid during 2003.

     For 2003, we recorded a foreign exchange gain of $150.5 million, compared with a gain of only $0.9 million in 2002. This substantial increase was due primarily to the impact on the value of our pre-reorganization long-term U.S. dollar-denominated debt from the greater appreciation of the Canadian dollar relative to the U.S. dollar during the first four months of 2003. As a result of certain swap transactions that we entered into post-recapitalization on approximately half of our total U.S. dollar-denominated debt (approximately $100 million ($72.2 million U.S.) of the total Tranche B Debt), we are less vulnerable to foreign exchange fluctuations. Currently, the U.S.dollar-denominated portion of debt represents two-thirds of the total, or approximately $200 million of the $300 million of face amount Tranche B Debt.

     Given the recapitalization process in which we were engaged, we decided to terminate all our hedging agreements in 2002. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net gain in the amount of $6.6 million in 2002. In addition, at the end of 2002, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

     For 2003, we posted a gain in value of investments, marketable securities and other assets of $2.9 million compared with a loss of $16.1 million in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that many of our investments were reduced to their net estimated fair value during 2002 in order to reflect the general decline in market conditions for high-technology companies, which were the main component of our portfolio.

     The share of loss in investees for the year ended December 31, 2003 was nil, compared with $13.2 million for 2002. The loss in 2002 was due primarily to the recognition of our share of the loss sustained by GSM Capital Limited Partnership (“GSM Capital”), brought about mainly by the general decline in market conditions for high-technology companies during 2002, which were the main components of GSM Capital’s portfolio.

     The $2.4 million of income tax expense for 2003 is composed exclusively of large corporation tax. In 2002, we recorded an income tax benefit of $71.9 as a result of the write-down in the value of the MCS Licenses to nil. Accordingly, this led to the reversal of the cost of future income tax related to these licenses, which arose from the difference between the carrying value and the tax basis of the acquired licenses.

     For the twelve months ended December 31, 2003, we recorded net income of $33.4 million (composed of net income of $45.5 million for the four-month pre-reorganization period and a net loss applicable to the Class A and Class B Shares of $12.1 million for the eight-month post-reorganization period), as well as basic and diluted earnings per share of $0.19 for the first four months of 2003 and a basic and diluted loss per share of $3.22 for the following eight months. This compared with a net loss of $570.5 million and a basic and diluted loss per share of $2.37 for 2002. The net loss figures for 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the MCS Licenses. This non-cash charge represented a $223.4 million write-down in the value of the MCS Licenses net of related income tax benefits of $72.9 million arising from the difference between the carrying value of the licenses and the tax basis of the intangible assets acquired.

     During 2003, we reserved approximately 2 million shares for issuance under our new stock option plan. The use of equity-based compensation provides additional performance-based incentives and assists in the retention of qualified management employees. Our Board of Directors approved the granting of stock options to purchase a total of 1.7 million Class B Non-Voting Shares in 2003. As all the options granted under the old stock option plan were cancelled with the implementation of the Plan, our Board of Directors approved such grant of options as an employee retention tool and in order to provide an opportunity, through options, for our executive officers and selected employees to participate in our future growth and development.

     As at February 29, 2004, our share capital was composed of the following outstanding shares: 39,897 Class A Restricted Voting Shares; 6,572,588 Class B Non-Voting Shares; 241,333 First Preferred Voting Shares; 10,657,893 First Preferred Non-Voting Shares; 14,602 Second Preferred Voting Shares; 5,071,871 Second Preferred Non-Voting Shares; 3,998,302 Warrants 2005; and, 6,663,943 Warrants 2008. In addition, there were 1,798,968 outstanding stock options for Class B Non-Voting Shares.

SELECTED FOURTH QUARTER INFORMATION
(In thousands of Canadian dollars, unless otherwise indicated)

	Three months ended
	December 31

	2003	2002

	$	$
Revenues	151,434	150,751
Operating loss	(19,658)	(52,240)
OIBDA(1)	(1,669)	21,070
Loss before income taxes	(19,599)	(123,496)
Net loss	(11,248)	(123,662)
Basic and diluted loss per share (in dollars)	$(4.42)	$(0.51)
Capital expenditures	36,670	5,977
Total assets (end of period)	808,706	912,854
Long-term debt (end of period)	315,164	2,032,678
Cash dividends declared	nil	nil

Other data:
ARPU (in dollars)
Postpaid	$60.61	$59.01
Prepaid(3)	$18.33	$20.86
Blended(1)(3)	$37.99	$39.42
COA (in dollars)(2)	$241	$297
Churn rate	3.3%	3.8	%(5)

Net retail subscriber additions
Postpaid	75,116	(59,789)
Prepaid	32,306	29,577

Total	107,422	(30,212)

Total retail subscribers, end of period
Postpaid	592,180	545,062
Prepaid	652,966	619,459

Total	1,245,146	1,164,521

(1)	Reconciliation of OIBDA and blended ARPU

	Three months ended
(In thousands of Canadian dollars, unless otherwise indicated)	December 31

	2003	2002
	$	$

Operating loss	(19,658)	(52,240)
Depreciation and amortization	17,989	73,310

OIBDA	(1,669)	21,070

Service revenues for the period	134,616	140,730
Average number of subscribers (in thousands)(4)	3,538	3,537

Average monthly service revenue per user (in dollars)	$38.05	$39.79
Net impact of promotions, non-retail revenues and other	$(0.06)	$(0.37)

Blended ARPU	$37.99	$39.42

(2)	Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

(3)	Calculation excludes 50,000 inactive prepaid service customers.

(4)	The average number of subscribers for the period is equal to the sum of the average postpaid subscribers for each month covered by the period.

(5)	Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002 following the termination of a customer retention program.

Three-month period ended December 31, 2003, compared with three-month period ended December 31, 2002.

     Operating results for our interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, our operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared to each of the other three quarters of the year.

     During the fourth quarter of 2003, we activated 230,045 new gross retail customers, more than double the 110,347 we acquired during the same quarter in 2002. The significant year-over-year improvement in quarterly gross activations reflects an increase in both postpaid and prepaid subscriber additions. This result reflects our return to the wireless market as a fully active competitor, compared with the fourth quarter of the previous year when we consciously decided to restrict subscriber acquisition in order to preserve cash while we continued pursuing our financial restructuring activities. Despite the highly competitive market conditions within the Canadian wireless industry, we believe our estimated market share of industry gross additions for the fourth quarter of 2003 in regions where Fido service is offered exceeded 22%, compared with 13% for the same quarter in 2002. This result continues the positive trend towards our return to historic market share levels for new industry gross additions. Although the fourth quarter is a period when prepaid activations are traditionally higher due to the commitment-free, gift-giving nature of the product, our postpaid additions were higher, which demonstrates the impact on consumers from our competitive promotions, high-profile advertising campaigns, and new City Fido service in Vancouver. Accordingly, postpaid subscriber additions represented 135,540, or 59%, of the total gross activations for the fourth quarter of 2003, up significantly from 25,690, or 23%, in the same quarter last year, while prepaid accounted for the remaining 94,505, or 41%, gross customer additions, compared with 84,657, or 77% for the fourth quarter of 2002.

     Our blended monthly churn rate for the three-month period ended December 31, 2003 improved to 3.3% from 3.8% for the same three months in 2002. The year-over-year decrease was due to both lower postpaid churn and lower prepaid churn. Although our fourth-quarter postpaid churn rate decreased slightly from 3.0% in 2002 to 2.9% in 2003, we experienced an increase in this rate compared with the previous quarter. We believe that the sequential quarterly increase was due largely to the effect of the attacks launched by our competitors directly at our customers in central and eastern Canada in response to our new City Fido service in Vancouver. We are addressing this issue pro-actively by designing retention programs aimed at increasing our customers’ level of satisfaction and loyalty, which should make us less vulnerable to our competitors’ attacks in future quarters. As a result, we accelerated a handset replacement and upgrade program via a telemarketing and direct mail campaign targeted at our high-value subscribers. We also recently launched a loyalty program, whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice. In addition, we introduced optional loyalty agreements for our postpaid customers starting in February 2004.

     Our prepaid churn rate decreased to 3.7% in the fourth quarter of 2003 from 4.5% in the same quarter one year earlier. The year-over-year improvement can be attributed primarily to the success of our marketing program to reduce the number of inactive prepaid accounts and to stimulate usage among occasional, security-type wireless customers both by offering a differentiated rate structure, that includes a low-cost weekend and evening rate to better address their lifestyle and usage patterns, and by educating them on our business rules regarding voucher expiry, airtime account replenishment and deactivation.

     Due to the combined effects of a significantly larger number of new gross activations and lower customer churn, we added 107,422 new net retail customers in the fourth quarter of 2003, 75,116, or 70%, of which were on higher-value postpaid platforms. This result compared with the reduction of 30,212 customers, including the loss of 59,789 postpaid subscribers, for the same quarter in 2002.

Revenues (in millions of Canadian dollars)

	Three	Three
	months	months
	ended	ended
	December 31	December 31
	2003	2002
	$	$

Services	134.6	140.8
Equipment sales	16.8	10.0

Revenues	151.4	150.8

     Service revenues for the three-month period ended December 31, 2003 decreased by $6.2 million to $134.6 million from $140.8 million for the fourth quarter of 2002. The year-over-year difference was composed of: a $3.1 million decrease in prepaid revenues resulting mainly from lower prepaid ARPU, despite a higher average number of prepaid subscribers in the customer base; a $2.8 million decrease in postpaid revenues due primarily to a lower average number of postpaid subscribers, offset partially by higher postpaid ARPU; and lower wholesale revenues for $0.3 million.

     Equipment sales were $16.8 million for the fourth quarter of 2003, compared with $10.0 million for the same quarter in 2002. Despite lower average handset prices as a result of holiday season promotional offers, fourth-quarter equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

     Postpaid ARPU increased by 3% to $60.61 for the fourth quarter of 2003 from $59.01 for the same three-month period in 2002. The improvement was due largely to an increase in the recurring portion of monthly revenues per user resulting from the positive impact of City Fido on our price plan mix, increased value-added service and data-related revenues per user, greater long distance usage per user. This was partially offset by a reduction in extra airtime revenues per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers for the fourth quarter of 2003 was 421 minutes, compared with 365 minutes for the same quarter one year earlier. The increase can be attributed mainly to our new City Fido service in Vancouver that offers unlimited local usage for a fixed price of $40 per month. The ARPU for our retail prepaid service decreased in the fourth quarter of 2003 to $18.33 from $20.86 in 2002, primarily as a result of decreased minutes of usage. Average monthly usage by our prepaid customers in the fourth quarter was 61 minutes, compared with 67 minutes in 2002. Despite higher postpaid ARPU compared to one year ago, on a blended basis, our combined postpaid and prepaid ARPU for the three months ended December 31, 2003 decreased to $37.99 from $39.42 for the same period in 2002, due to the combination of a proportionately greater number of prepaid subscribers in our customer base and lower prepaid ARPU.

Costs and operating expenses (in millions of Canadian dollars)

	Three	Three
	months	Months
	ended	ended
	December 31	December 31
	2003	2002
	$	$

Cost of services	47.9	45.9
Cost of products	49.2	29.2
Selling and marketing	34.6	24.0
General and administrative	21.4	26.9
Restructuring charges	—	3.7
Depreciation and amortization	18.0	73.3

Costs and operating expenses	171.1	203.0

     We continued to exercise careful cost control and showed financial discipline in the fourth quarter of 2003, despite increased expenses due primarily to a greater level of subscriber acquisition activity during the most important retail period of the year for wireless operators. Costs and operating expenses (excluding depreciation and amortization) for the three-month period ended December 31, 2003 were $153.1 million, compared with $129.7 million for the same quarter in 2002. The year-over-year increase was attributable to higher cost of products and services and higher selling and marketing expenses, offset partly by lower general and administrative expenses.

     Fourth-quarter cost of services increased to $47.9 million in 2003 from $45.9 million in 2002. The $2.0 million variance was composed of a $2.4 million increase in customer care, training and billing costs and a $0.2 million increase in network operating costs, which was compensated for, in part, by a $0.6 million reduction in contribution charges paid to the CRTC.

     Our cost of products for the fourth quarter of 2003 was $49.2 million, up from $29.2 million for the fourth quarter of 2002. The $20.0 million year-over-year increase was due primarily to: a higher volume of handsets and accessories sold, resulting in an incremental expense of $19.0 million; increased per-unit handset costs for an aggregate amount of $2.9 million, attributable to a higher-cost mix of handsets sold; and higher assembly, refurbishing and packaging costs of $0.6 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $1.6 million, and lower obsolescence and inventory devaluation of $0.9 million.

     For the three months ended December 31, 2003, selling and marketing expenses increased to $34.6 million from $24.0 million for the same period in 2002. The comparatively lower spending in the fourth quarter of 2002 can be explained by our focus on cash preservation at that time, as we continued to concentrate on our financial reorganization, which had a direct impact on our ability to remain competitive. By the fourth quarter of 2003, we had fully re-established our market presence and resumed normal spending levels for subscriber acquisition. Accordingly, the higher selling and marketing costs in the fourth quarter of 2003 reflect an increase in retail partner compensation due to a greater overall level of sales in combination with a higher proportion of postpaid gross activations, an increase in promotional discounts and advertising expenses as a result of the step-up in our holiday season marketing campaign and the launch of City Fido in Vancouver, and continued spending on customer retention.

     Despite a higher mix of postpaid versus prepaid gross additions and increased spending on promotions and advertising, our COA decreased 19% to $241 per gross addition for the fourth quarter of 2003 from $297 per gross addition for the same quarter in the previous year, due directly to the substantially greater number of quarterly gross additions, year-over-year.

     G&A expenses decreased to $21.4 million for the last three months of 2003 from $26.9 million for the same period in 2002. The 20% improvement was on account of lower bad debt expense stemming from the higher credit worthiness of the Company’s current customer base and to reduced salaries and benefits as a result of a decrease in the number of full-time equivalent employees.

     Our operating loss for the three months ended December 31, 2003 was $19.7 million, compared with an operating loss of $52.2 million for the same period in 2002. The improvement was mainly due to the decrease in depreciation and amortization expense of $55.3 million following the reduction in property, plant and equipment as a result of fresh start accounting. OIBDA for the three months ended December 31, 2003 was negative $1.7 million, compared with OIBDA of $21.1 million for the same period in 2002. The decrease resulted primarily from an increase in the costs associated with financing the acquisition of approximately 120,000 additional subscribers in the fourth quarter of 2003, compared with the fourth quarter of 2002. Accordingly, total operating costs and expenses before depreciation and amortization increased by 18%, year-over-year.

Other (In millions of Canadian dollars)

	Three	Three
	months	Months
	ended	ended
	December 31	December 31
	2003	2002

	$	$
Net interest expense and financing charges	(4.2)	(54.6)
Foreign exchange gain	1.7	7.5
Loss on financial instruments	—	(2.2)
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	(16.9)
Gain (loss) in value of investments, marketable securities and other assets	2.5	(4.7)
Share of net loss in investees	—	(0.2)
Income tax benefit (provision)	8.4	(0.2)
Net loss	(11.2)	(123.7)
Net loss applicable to Class A and Class B Shares	(17.8)	n/a

     For the fourth quarter of 2003, interest expense and financing charges (net of interest income) were $4.2 million, compared with $54.6 million for the same period one year earlier. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending financial reorganization. Cash interest of $4.7 million and debt principal repayments of $2.6 million were paid during the fourth quarter of 2003.

     The foreign exchange gain for the fourth quarter of 2003 decreased to $1.7 million from $7.5 million for the same three-month period in 2002. The decline was due to the greater positive impact in the fourth quarter of 2002 of a favorable change in the U.S./Canadian foreign exchange rate on a relatively higher level of U.S.dollar-denominated long-term debt outstanding. We had approximately $1.4 billion of U.S.dollar long-term debt outstanding and unhedged in the fourth quarter of 2002.

     Given the recapitalization process in which we were engaged, we decided to terminate all our hedging agreements in 2002. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net loss on financial instruments of $2.2 million for the three-month period ended December 31, 2002. In addition, at the end of 2002, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

     During the fourth quarter of 2003, we posted a gain in value of investments, marketable securities and other assets of $2.5 million compared with a loss of $4.7 million during the same period in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that our investment in Argo II: The Wireless Internet Fund Limited Partnership (“Argo II”) was reduced to its estimated fair value of nil as at December 31, 2002.

     On May 1, 2003, the Company’s tax losses and net deductible temporary differences were not included in the “fresh start accounting” adjustments since a valuation allowance was provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits related to both the unrecognized tax losses carried forward and the net deductible temporary differences will be realized, they will first be applied to reduce the unamortized amount of intangible assets that were recorded as at May 1, 2003. As at December 31, 2003, the Company’s tax losses and net deductible temporary differences were approximately $1.9 billion. The income tax benefit for the fourth quarter of 2003 was mainly due to a recovery in 2003 income tax expense following a fourth quarter where we posted a loss before income taxes of $19.6 million.

     We posted a consolidated net loss of $11.2 million and a consolidated net loss applicable to the Class A and Class B Shares of $17.8 million (when considering the accretion of the redemption price on the Preferred Shares) for the fourth quarter of 2003. As a result, basic and diluted loss per share for the three months ended December 31, 2003 was $4.42. This compared with a consolidated net loss of $123.7 million and a basic and diluted loss per share of $0.51 for the same quarter in 2002. The year-over-year improvement in fourth-quarter net loss was due primarily to lower interest expense arising from the reduction of debt related to the financial reorganization and decreased depreciation and amortization resulting from the revaluation of property, plant and equipment under the “fresh start accounting”.

Year ended December 31, 2002, compared with year ended December 31, 2001

     Our financial results for the periods described herein are not necessarily indicative of our future operating results given the risks and uncertainties associated with our operations and the Canadian wireless industry in general.

     As at December 31, 2002, we offered PCS in twenty-one census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which increase our service area to 94% of the total Canadian population.

     During 2002, we activated 548,079 new gross retail customers, down 11% from 612,883 in 2001. The decline in new gross retail customers was the result of a decrease in postpaid gross activations, particularly in the second half of 2002, reflecting continuing competitive market conditions within the Canadian wireless industry, as well as our prudent approach toward customer acquisition given our uncertain financial situation and recapitalization process. Accordingly, postpaid subscribers accounted for 45% of the total gross activations in 2002, compared with 51% in 2001.

     As at December 31, 2002, we provided wireless service to 1,164,521 retail PCS customers, 545,062 of which were on postpaid plans and 619,459 on prepaid plans. We added 137,947 new net prepaid additions for full-year 2002, compared with 116,803 in the previous year. However, our postpaid subscriber base decreased by 92,636 in 2002, compared with an increase of 169,880 in 2001, due primarily to substantially higher involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, a reduction in marketing-related promotions in light of our financial condition, and a pronounced emphasis on postpaid customer acquisition by the competition.

     In addition, as at December 31, 2002, we provided PCS network access to 20,845 wholesale subscribers, compared with 20,631 at the end of 2001. This result is consistent with our strategy of discontinuing active solicitation of the wholesale business, while continuing to support our existing third-party service providers.

     The blended monthly churn rate increased to 3.4% for full-year 2002 from 2.6% in the previous year, and was the result of higher both postpaid churn and prepaid churn. Postpaid churn was 3.0% in 2002, compared with 2.0% in 2001, while prepaid churn increased to 3.8% from 3.2% for the same period. The year-over-year increases were due primarily to the negative publicity surrounding us and our financial condition, increasingly competitive handset offers, the effects of changes made to our prepaid pricing structure in August 2002 that shortened the validity period and increased the price per minute on certain airtime vouchers, thereby contributing to higher churn among occasional, security-type users as well as continuing high Microcell-initiated churn to disconnect non-paying customers. We generated significant involuntary customer churn due to certain marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. Although this program was terminated during the third quarter of 2002, the churn rate was negatively impacted in the fourth quarter of 2002.

     However, our revenues, which consist primarily of subscriber service revenues generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, increased compared to the previous year.

Revenues (In millions of Canadian dollars)

	Twelve	Twelve
	months	Months
	ended	ended
	December 31	December 31
	2002	2001

	$	$
Services	566.7	509.1
Equipment sales	24.4	32.4

Revenues	591.1	541.5

     Service revenues grew by 11% to $566.7 million for the year ended December 31, 2002, from $509.1 million for the previous year. The increase reflects a higher average number of active subscribers. This was partially offset by lower blended ARPU and softer wholesale revenues. Equipment sales were $24.4 million for full-year 2002, compared with $32.4 million one year earlier. The decrease in equipment sales was due primarily to fewer gross activations, lower handset prices in the first three quarters of 2002 as a result of promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as decreased accessory sales.

     Our postpaid ARPU was $59.12 for 2002, compared with $60.56 for 2001. The decrease reflects a decline in airtime revenues. This decline resulted mainly from lower billable minutes due to greater in-bucket usage stemming from the high take-up of promotional plans that offered free bundled weeknight and weekend usage, from bundling value-added service options, such as voice mail and caller ID, in the basic monthly service packages, as well as from higher customer satisfaction and retention-related credits. Average monthly postpaid minutes of usage for 2002 was higher at 361 minutes compared with 319 minutes in 2001 due primarily to greater off-peak usage arising from promotional plans that offered free weeknight and weekend airtime.

     Our prepaid ARPU for 2002 decreased to $18.64 from $20.99 in 2001 mainly as a result of lower minutes of usage. The reduction in prepaid minutes of usage stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid minutes of usage for 2002 was 57 minutes compared with 62 minutes for the previous year. On a blended basis, our combined postpaid and prepaid ARPU decreased to $39.73 in 2002 from $41.14 for 2001. Fido prepaid and postpaid customers sent approximately 42.4 million text messages in 2002 up 91% from 2001.

     The calculation of both prepaid and blended ARPU for 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from our retail customer base. We define inactive prepaid service customers as those who have not made or received a call for a period of more than 30 days. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in our prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, we believe that we are providing a more accurate representation of our quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage. We intend to review this provision on a yearly basis or as required.

Costs and operating expenses (in millions of Canadian dollars)

	Twelve	Twelve
	months	Months
	ended	ended
	December 31	December 31
	2002	2001

	$	$
Cost of services	187.0	193.6
Cost of products	102.1	143.2
Selling and marketing	102.9	115.6
General and administrative	108.0	98.9
Restructuring charges	7.5	5.2
Depreciation and amortization	465.8	178.0

Costs and operating expenses	973.3	734.5

     In keeping with our focus on cash preservation, we carefully managed costs during 2002. Costs and operating expenses, excluding impairment of intangible assets, restructuring charges, depreciation and amortization, decreased by $51.2 million when compared to 2001. Expenses for 2002 included a clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Excluding this reduction in expenses, costs and operating expenses for 2002 decreased by $37.4 million.

     The $6.6 million year-over-year improvement in cost of services for 2002 resulted from a $14.1 million reduction in contribution charges paid to the CRTC and from the reduced activities in our wholly-owned subsidiary Microcell i5 Inc ($4.1 million). During the fourth quarter, the CRTC finalized the 2002 contribution rate at 1.3% of eligible revenues, retroactive to January 1, 2002, which compares favorably to the interim rate of 1.4% for 2002 and to the 2001 rate of 4.5%. This cost reduction was offset partially by a $3.5 million increase in customer care expenses, as well as by a $8.1 million increase in network operating costs that can be explained by the receipt of certain non-recurring credits for maintenance costs and license fees in 2001. Adjusted for these non-recurring credits, network operating costs for 2002 were flat, year-over-year.

     The $41.1 million, or 29%, improvement in cost of products for 2002, was composed of the aforementioned $13.8 million sales tax provision reversal; a reduced volume of handset sales and lower per-unit cost for handsets sold resulting in savings of $22.5 million; lower assembly, packaging and prepaid voucher production costs of $2.5 million; a lower cost of accessory sales of $1.1 million; and reduced shrinkage, obsolescence and devaluation of inventories of $1.2 million.

     In an effort to preserve cash as we continued pursuing our financial restructuring activities, we reduced the scale of our holiday marketing campaign and promotions during the fourth quarter of 2002. We believe this had a direct impact on our ability to remain competitive during the busiest acquisition period of the year for wireless operators. The improved cost performance also reflects lower salaries and benefits resulting from a reduced sales force, and reduced retail partner compensation attributable to lower overall sales and a higher proportion of prepaid gross activations. Consequently, selling and marketing expenses decreased by $12.7 million, year-over-year, in 2002, despite increased spending on retention initiatives associated with our customer life cycle program and higher retail partner compensation rates.

     The COA improved 12% to $287 per gross addition for full-year 2002, compared with $325 per gross addition for the previous year, despite 11% fewer new gross customer activations. The year-over-year improvement was due to tight controls over spending on advertising and promotions, reduced handset subsidies resulting from a lower-cost mix of PCS handsets negotiated by us, the higher mix of prepaid versus postpaid gross additions, as well as lower channel compensation costs.

     General and administrative expenses were $108 million for 2002, compared to $98.9 million in 2001. The increase was due primarily to higher bad debt expense, which can be attributed to a larger number of lower-credit customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As a percentage of service revenue, however, general and administrative expenses remained virtually unchanged, year-over-year, reflecting our ability to control overhead costs and achieve additional operating efficiency.

     The restructuring charges of $7.5 million for 2002 compared with $5.2 million in 2001, related primarily to severance payments made to approximately 350 employees who were laid-off during 2002 compared with approximately 200 employees laid-off in 2001. These measures were taken in order to adjust our workforce to the requirements of our operating plan and were the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

     Depreciation and amortization increased by $287.8 million in 2002 mainly due to an impairment charge in the amount of $223.4 million, which was accounted for to write down the value of the Company’s MCS Licenses to nil. For a period of time during 2002, we had been pursuing negotiations with potential business partners to secure financing for our MCS project to be carried out by Inukshuk. During 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry was facing, we wrote down the value of our MCS Licenses. In addition, we wrote down certain of our property, plant and equipment to their net recoverable value for an amount of $37.3 million. The remaining of the variance is mainly due to network enhancement since December 2001. The cost of future income tax related to the MCS Licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS Licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

     As a result of the above, we posted an operating loss of $382.3 million in 2002 compared with an operating loss of $193.0 million in 2001. OIBDA for 2002 increased by $98.5 million to $83.5 million from negative $15.0 million in 2001. Despite high churn, this result was achieved because of a 10% year-over-year increase in service revenues, as well as an 9% reduction in costs and operating expenses (before depreciation and amortization) attributable to lower contribution fees, lower handset costs and tight controls over selling and marketing expenses. The OIBDA margin expanded to 14% for the year ended December 31, 2002 from negative 3% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies, as well as to the favorable impact from the reversal of a cumulative handset sales tax provision in the second quarter. Excluding the favorable $13.8 million provincial sales tax clarification on handset subsidies, OIBDA for 2002 was $69.7 million.

Other (In millions of Canadian dollars)

	Twelve	Twelve
	months	Months
	ended	ended
	December 31	December 31
	2002	2001

	$	$
Net interest expenses and financing charges	(221.4)	(217.7)
Foreign exchange gain (loss)	0.9	(51.1)
Gain on financial instruments	6.6	—
Write-down of deferred financing costs and deferred gain and loss on financial instruments	(16.9)	—
Loss in value of investments, marketable securities and other assets	(16.1)	(33.1)
Share of net loss in investees	(13.2)	(5.3)
Income tax benefit	71.9	1.7
Net loss	(570.5)	(498.5)

     The net interest expenses and financing charges in 2002 are consistent with 2001 with a slight increase of $3.7 million.

     The decrease in foreign exchange loss of $52 million in 2002 was mainly due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on our long-term U.S. dollar-denominated debt.

     Given the recapitalization process in which we were engaged in 2002, we decided to terminate all our hedging agreements. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009, created a net gain in the amount of $6.6 million for the whole year.

     We wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.7 million deferred gain on financial instruments for a net total of $16.9 million, all of which related to the long-term debt in default.

     The decrease of $17.0 million in the loss in value of investments, marketable securities and other assets for 2002 was mainly due to a lower number of investments and marketable securities in our portfolio during 2002. The $7.9 million increase in the share of net loss in investees for 2002 was the result of a general decline in market conditions for high-technology companies in 2002, which were the main component of GSM Capital’s portfolio.

     As a result, we posted consolidated net losses of $570.5 million for the year ended December 31, 2002 compared with $498.5 million for 2001. Basic and diluted losses per share decreased from $4.56 in 2001 to $2.37 in 2002. This was mainly due to the increase in the weighted-average number of shares following the December 2001 rights issue.

Liquidity and capital resources

     As at December 31, 2003, we had cash and cash equivalents of $43.1 million and short-term investments of $60.9 million compared with $111.8 million and $9.9 million respectively, as at May 1, 2003. Our cash and cash equivalents as at December 31, 2003 were composed of $42.8 million in Canadian dollars and $0.3 in U.S. dollars. In addition, as at December 31, 2003, we had access to a revolving bank credit facility in the amount of $25 million. Pursuant to the terms of this credit agreement, we are entitled to raise up to an additional $50 million in revolving bank credit facility if necessary. As at December 31, 2003, no amounts were drawn on this facility. As at December 31, 2003, we had outstanding letters of guarantee for an aggregate amount of $0.4 million.

     As at December 31, 2003, we had outstanding amounts of $271.8 million as Tranche B Debt and $52.7 million as Tranche C Debt for total borrowings of $324.5 million (including a current portion of $9.3 million). The Tranche B Debt bears interest at one of the following rates, which is payable on a monthly basis: prime plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The principal is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all our assets. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at our discretion in cash or by accruing and compounding such interest semi-annually until paid. The principal and the accumulated unpaid interest are payable in April 2013.

     We entered into swap transactions with a preferred shareholder, who is also a lender, to manage our exposure to foreign exchange rate fluctuations on a portion of the U.S. dollar-denominated portion of the Tranche B Debt. We swapped $50 million (US$35.5 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.7 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions were renewed on November 28, 2003 for a period of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss).

     We announced on March 17, 2004 the successful closing of a new senior secured bank financing in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, from a syndicate of lenders led by J.P. Morgan Securities Inc. and Credit Suisse First Boston. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of approximately $334 million. The new credit facilities provide us with greater financial flexibility by adding approximately $80 million of incremental cash availability, which will be used to fund capital expenditures as well as for general corporate purposes.

     The new facilities consist of an undrawn six-year C$50 million first lien revolving credit facility, a seven-year C$200 million first lien term loan, and a seven-and-a-half-year C$200 million second lien term loan. Both term loans are denominated in U.S. dollars, while the revolving credit facility is denominated in Canadian dollars. We have the right to increase, at a later date, our first lien term loan facility or revolving credit facility by an additional $25 million and our second lien term loan facility by an additional $50 million. Loan pricing is LIBOR plus 4% for the revolving credit facility and the first lien term loan and LIBOR plus 7% for the second lien term loan. The loan pricing for the second lien term loan includes a LIBOR floor of 2%. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets.

     In addition, we announced on February 27, 2004 that we will distribute to the holders of our Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Non-Voting Shares for net proceeds to Microcell of approximately $97 million. Each five rights will entitle the holder thereof to purchase one Class B Non-Voting Share at a subscription price of $22 per share.

     In connection with the rights offering, we have entered into a Standby Purchase Agreement dated as of February 26, 2004 with COM Canada, LLC (the Standby-Purchaser) pursuant to which it has agreed to purchase, at the rights subscription price, all Class B Non-Voting Shares not otherwise purchased pursuant to the rights offering (“Standby Shares”). In addition, to the extent the Standby Purchaser purchases less than $50 million of Standby Shares, the Standby Purchaser will purchase, at the subscription price, additional Class B Non-Voting Shares having an aggregate subscription price equal to the deficiency (“Basic Shares”). On the same date, we will also issue to the Standby Purchaser warrants, each of which may be exercised in accordance with its terms and at an exercise price of $22 for one (1) Class B Non-Voting Share, subject to adjustments, in the event of certain future dilutive events. A number of warrants equal to the number of Basic Shares will be issued to the Standby Purchaser in connection with the Standby Purchaser’s commitment to acquire the Basic Shares. Additionally, a number of warrants equal to the greater of (A) the sum of (i) the number of Standby Shares, and (ii) 1,704,545 Class B Non-Voting Shares, or (B) the number of Standby Shares multiplied by 1.75, will be issued to the Standby Purchaser in connection with the Standby Purchaser’s commitment to acquire the Standby Shares. In total, a maximum of 7,909,363 warrants may be issued pursuant to the Standby Purchase Agreement.

     Our working capital, or current assets less current liabilities, was $102.4 million as at December 31, 2003 compared with $142.9 million as at May 1, 2003 for a decrease of $40.5 million. As our current assets remained the same, it was mainly due to higher accounts payable in our current liabilities following increased capital expenditures during the last two months of the year.

     Capital expenditures for the fourth quarter and full-year 2003 were $36.7 million and $72.8 million, respectively, compared with spending of $6.0 million and $124.7 million for the same periods in 2002. The year-over-year increase in fourth-quarter capital expenditures, reflected a return to more normal spending levels for network signal and capacity improvements, as well as the additional costs associated with the launch and on-going support of City Fido in Vancouver. The significant reduction in yearly capital spending for 2003, however, was due to our self-imposed growth slowdown during the financial restructuring process in order to preserve cash.

     In order to maintain and improve the quality level of our network, we estimate that we will make capital expenditures of approximately $265 million over the next two years. This amount could increase materially if we decide to launch City Fido in other cities. We believe that cash flows from operations, our current cash position, our access to a revolving bank credit facility and continued access to capital markets will allow us to meet our business requirements, including debt service and capital expenditures, for the foreseeable future.

     The following table summarizes our future contractual cash obligations, excluding interest, as at December 31, 2003. The contractual obligations under the operating leases related to sites, switch rooms, offices and stores:

Contractual obligations (In million of Canadian dollars)

	Payment due by period

		Less than			More than
Description	Total	1 year	1-3 years	3-5 years	5 years

	$	$	$	$	$
Long-term debt	324.5	9.3	23.2	239.4	52.6
Operating leases	158.9	34.1	51.2	32.2	41.4

Cash flows (In millions of Canadian dollars)

	Eight	Four	Twelve	Twelve	Twelve
	months	months	months	months	months
	ended	ended	ended	ended	ended
	December 31	April 30	December 31	December 31	December 31
	2003	2003	2003	2002	2001

	$	$	$	$	$
Cash provided by (used in) operating activities	54.6	14.5	69.1	(41.0)	(122.3)
Cash provided by (used in) investing activities	(115.9)	70.3	(45.6)	(20.6)	(383.9)
Cash provided by (used in) financing activities	(7.3)	—	(7.3)	69.5	437.8

Operating activities

     We generated $69.1 million of cash from our operating activities in 2003, compared with cash used of $41.0 million in 2002. The $110.1 million increase in cash provided by operating activities in 2003 as compared to 2002 resulted from a higher operating income of $9.4 million (net of depreciation and amortization and of the reversal of a non-cash sales tax provision of $13.8 million incurred in 2002) and the absence of restructuring charges in 2003 results compared with a charge of $7.5 million in 2002. In addition, lower other cash expenses of $78.9 million, consisting mainly of reduced cash interest expense (mainly due to the new capital structure) and an improvement of $14.2 million in cash provided by operating assets and liabilities contributed to the favorable variance.

     We used $41.0 million of cash in operating activities for the year ended December 31, 2002, compared with $122.3 million in 2001, for a decrease of $81.3 million. This favorable variance resulted primarily from an operating income (excluding depreciation, amortization and the reversal of a non-cash sales tax provision of $13.8 million) of $69.7 million for the twelve-month period ended December 31, 2002, compared with an operating loss (excluding depreciation and amortization) of $15.0 million for 2001, and a decrease in cash used in operating assets and liabilities of $82.3 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $85.7 million, mainly due to the interest payable on the senior discount notes due 2006 and 2007.

Investing activities

     Cash used for investing activities was $45.6 million in 2003, compared with $20.6 million in 2002. This increase of $25.0 million in cash used in investing activities was mainly attributable to lower proceeds, in 2003, from the sale of short-term investments and marketable securities of $53.2 million and of $31 million from the termination of hedging agreements. This was partially offset by lower additions to property, plant and equipment of $51.9 million, resulting from lower cash investments in the PCS network during our financial reorganization in 2003. It was also offset by higher proceeds from the sale of long-term investments of $3.7 million in 2003 (mainly generated through the distribution of assets by a limited partnership in which we were associated and the sale of our investment in Saraide Inc.) and by a lower level of long-term investments’ acquisition of $3.6 million.

     Cash used in investing activities was $20.6 million for the year ended December 31, 2002, compared with $383.9 million during 2001, for a decrease of $363.3 million. This difference was mainly attributable to lower additions to property, plant and equipments of $152.7 million, resulting from lower cash investments in the PCS network, which reflected our continuing focus on cash preservation. It was also due to lower additions to intangible assets of $130.0 million, the amount that was paid by us in 2001 as the final installment for the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $40.3 million in 2002 contributed to the favorable variance. The remaining can be explained by proceeds of $32.0 million received in 2002 mainly from the termination of our hedging agreements and by lower additions to long-term investments and other non-current assets of $8.3 million in 2002.

Financing activities

     Cash used in financing activities was $7.3 million in 2003, compared with cash provided by financing activities of $69.5 million in 2002. This year-over-year difference was due to the obtaining, in the first quarter of 2002, of a then new senior secured credit facility of $100 million (the Tranche F). This was partially offset by the absence of deferred financing costs in 2003 compared with $19.7 million of such costs in 2002 associated with the Tranche F and by lower repayment of long-term debt in 2003 of $3.4 million due to a reduced debt load following the recapitalization process.

     Cash provided by financing activities for the twelve-month period ended December 31, 2002 was $69.5 million, compared with $437.7 million for 2001, for a decrease of $368.2 million. This decrease was mainly due to the lower amount of cash provided as a result of the issuance of $439.3 million in shares related to our two equity financing initiatives in 2001—174,691,777 Class B Non-Voting Shares issued in 2001 compared with nil in 2002—partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility, which we refer to as Tranche F. In addition, higher deferred financing costs of $18.2 million and the repayment of senior secured loans in the amount of $10.7 million contributed to the variance.

Risks and uncertainties

Cash flow and capital requirements

     Sources of funding for our further financing or refinancing requirements may include, in addition to our existing credit facilities, incremental bank financing, vendor financing, public offerings or private placements of equity or debt securities, and capital contributions from shareholders. However, there can be no assurance that such additional financing will be available to us or, if available, that it can be obtained on a timely basis and on terms acceptable to us. Furthermore, given the complex nature of our capital structure, there is no assurance that the proceeds made available from such financing transactions could be used to fund our on-going business operations or new growth opportunities. Failure to obtain such additional financing, when and if required, could impair our ability to grow our business and meet our bank covenants. This could have a material adverse effect on our business, including, default under our existing credit agreement, the failure to retain customers, and the inability to compete effectively.

     Our credit facilities contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, raise equity, create liens, make capital expenditures above certain threshold and engage in acquisitions, mergers, amalgamations and consolidations. In addition, our credit facilities require us to maintain certain financial ratios. If we fail to comply with the various covenants of our indebtedness, we will be in default under the terms of that indebtedness, which would permit holders of the indebtedness to accelerate the maturity of that indebtedness and could cause defaults under other indebtedness or agreements. In these circumstances, the lenders under our credit facilities could foreclose upon all or substantially all of our assets and our subsidiaries, which are pledged to secure the obligations of the borrowers thereunder.

Exchange rate fluctuations

     As most of our revenues are expected to be received in Canadian dollars, we are exposed to foreign exchange risk on repayments at maturity of part of our Tranche B Debt denominated in U.S. dollars.

     We entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S. dollar-denominated portion of the Tranche B Debt; we swapped, in May and June 2003, $50 million (US$35.7 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.9 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions were renewed in November 2003 for a term of three months. Although we may enter into other such transactions to hedge the exchange rate risk with respect to any other U.S. dollar-denominated debt and transactions, there can be no assurance that we will engage in such transactions or, if we decide to engage in any such transaction, that we will be successful and that changes in exchange rates will not have a material adverse effect on our ability to make payments in respect of its future U.S. dollar-denominated debt. Such transactions may require that we provide cash or other collateral to secure our obligations. As at December 31, 2003, borrowings of approximately $70 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affects our annual foreign exchange loss or gain by approximately $0.6 million.

     For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest rate fluctuations

     As at December 31, 2003, the Tranche B Debt of $271.8 million has a floating interest rate and we did not hold any interest rate swap agreements related to this exposure. A fluctuation of one percentage point would affect our cash flow by approximately $2.7 million annually.

Future cash flows; ability to service debt

     We may experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by us, the cost of acquiring new customers, technology risks, the future availability of financing, the results of our equity investments, general economic conditions and regulatory requirements. There can be no assurance that we will achieve or sustain positive cash flow from operating activities. If we cannot maintain positive cash flow from operating activities, we may not be able to meet our debt service or working capital requirements or obtain additional capital required to meet all of our cash requirements. In addition, we will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Contingencies

     On April 10, 2002, ASP Wireless Net Inc., or ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP, and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from us. The breach alleged by ASP relates to Microcell’s failure to provide ASP access to Microcell’s PCS network. We consider ASP’s claim frivolous and unfounded in fact and in law and intend to vigorously contest it.

     Furthermore, the Company is involved from time to time in other legal and regulatory proceedings incidental to its business. The Company does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on the results.

Future outlook

     We would like to remind the reader that this section contains forward-looking statements. Readers are reminded of the disclaimer set forth on page 1 of this Management Discussion and Analysis of Financial Condition and Results of Operations.

     There was a perceptible increase in the demand for wireless services in Canada, particularly in the second half of 2003, following our return to the competitive market as a recapitalized operator. This, in combination with an improving economic environment, prompted our competitors to increase promotional activity and advertising, which had a direct impact on stimulating consumer demand. As a result, the Canadian wireless industry achieved strong subscriber growth in 2003, adding around 1.5 million new net additions, to end the year with approximately 13.4 million subscribers. This represents a penetration rate in the vicinity of 43%, reflecting a five percentage-point gain for 2003. At this rate of penetration, we believe that there is still ample room for wireless services to grow in Canada, especially given the proliferation of new handsets with high-end features, the introduction of bundled telecom packages, and the launch of new services, such as our Fido-to-Fido and City Fido products, that create user communities and promote both local wireline substitution and displacement of minutes. Accordingly, we expect that the Canadian wireless industry will achieve subscriber growth in the range of 12% this year, which corresponds to an additional five percentage-point penetration gain for 2004.

     In order to strengthen our competitive position in the Canadian wireless market, we underwent a thorough revision of our business plan during the recapitalization process. Accordingly, we adjusted our strategic direction to focus primarily on core PCS voice operations and low bandwidth data services primarily within the retail consumer and individual business user market segments. Moreover, it also enabled us to significantly reduce our financing costs and improve our liquidity and financial performance, allowing us to establish a renewed financial foundation for growth. As a result, since the successful completion of our financial reorganization on May 1, 2003, we have been pursuing our proven marketing strategy, growing our customer base and launching unique new services, such as City Fido, in order to differentiate ourselves in the market and to exploit the advantages of our network configuration.

     Our operating and financial targets for 2004 reflect the continuing trend of improvement in subscriber and revenue growth and incorporate the impact of our City Fido business strategy, particularly on customer mix, blended ARPU and capital expenditures. However, we expect the positive impact on customer mix and blended ARPU to be relatively minor in 2004 due to the fact our City Fido service has only been commercially launched in the Vancouver area at the current time. Nevertheless, we expect to increase capital spending in 2004 to accommodate subscriber and usage growth from our traditional PCS service offerings across all our markets, as well as to support ongoing improvements to our back-office systems for new services and to continue offering a superior level of customer service. In addition, a portion of our capital expenditure budget has been directed towards increasing network capacity and enhancing the robustness of our existing service coverage in anticipation of a broader scale launch of City Fido in additional cities. Consequently, we expect capital expenditures to be in the range of $170 million to $180 million for 2004. As a result, despite vastly reduced debt service payments resulting from a recapitalized balance sheet, we expect to report negative free cash flow for 2004. In future years, however, we believe that a more extensive rollout of City Fido will lead to faster service revenue growth and operating margin expansion, which should more than compensate for the additional capital expenditures required to accommodate greater network usage of the service.

     For 2004, we are targeting to achieve around a 30% to 40% increase in OIBDA based on total revenue growth of approximately 15% and continued prudent cost control. Both revenue and OIBDA are being driven by subscriber growth expectations of around 15% and further margin expansion from improved scale efficiencies. Accordingly, we expect to report service revenues (excluding revenue from equipment sales) of approximately $615 million to $640 million on total retail net subscriber additions of approximately 175,000 for the full year, while OIBDA is expected to be in the range of $115 million to $125 million.

     Given the recent strength in demand for wireless services and the market momentum that we have created with our competitive products and differentiated services, we expect to increase gross additions by approximately 10% to 15%. This number would represent an adjusted market share in the range of 18%, up from 17% in 2003. We expect that about 60% of these new gross subscriber activations will be postpaid. As a result, blended ARPU is expected to increase to approximately $39. Given that we have the lowest COA in the Canadian wireless industry, we believe that it is one area that we can further leverage in order to increase gross additions. As a result, we expect COA could increase by as much as 5% to 10% compared with the average cost achieved in 2003. Nevertheless, this result should still represent the lowest cost in the Canadian wireless industry. Given the aggressive retaliatory actions by our competitors in response to City Fido, we intend to increase focus on our customer retention initiatives in an effort to further reduce our blended churn rate. As a result, we are targeting a blended churn rate in the high 2% range for 2004.

     The key measures on which we will measure our performance in 2004 are as follows:

	2004 Targets	2003 Actuals	Change

Gross additions	580,000 to 610,000	529,000	51,000 to 81,000
Blended churn rate	2.7% to 3.0%	3.2%	20 bps to 50 bps
Service revenues	$615 to $640 million	$528 million	$87 to $112 million
Operating income (loss)	$15 to $25 million	$(20) million	$35 to $45 million
Depreciation and amortization	$100 million	$106 million	$6 million
OIBDA	$115 to $125 million	$87 million	$28 to $38 million
Capital expenditures	$170 to $180 million	$73 million	$97 to $107 million

     Although maintaining our market share position remains an important objective for 2004, we intend to pursue this objective in a financially prudent manner by seeking profitable revenue growth in high-growth market segments, such as the ones represented by City Fido, and by adjusting our cost structure on an ongoing basis to match it with the revenue streams that will be generated from incremental subscriber growth. This operating strategy is in line with our goal of maintaining cash availability above $100 million during the year. We believe that the increased cash availability from our recently announced bank refinancing transaction should help us to achieve our cash liquidity objective. Furthermore, if we were successful in securing additional capital financing in 2004, and if the proceeds could be used to fund our business operations, we would consider accelerating our planned rollout of City Fido. Under such circumstances, some our of key business plan assumptions including subscriber growth, customer mix, ARPU, operating profit and capital spending would change accordingly.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2004

Microcell Telecommunications Inc.

By:

/s/ Jacques Leduc Jacques Leduc, Chief Financial Officer and Treasurer